Management’s Report

The accompanying consolidated financial statements are the responsibility of management.  The financial statements have been prepared by management in accordance with the Canadian generally accepted accounting principles, and where required, include certain estimates that reflect management’s informed judgments.  The financial information contained throughout the annual report has been reviewed to ensure its consistency with that in the financial statements.

Management is responsible to maintain appropriate systems of internal control.  Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records are properly maintained to provide reliable information for the preparation of financial statements.  To strive for the highest standard of ethics in all of its activities, the Company has established a written code of business conduct and ethics.

Ernst & Young LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company’s most recent Annual General Meeting, to examine the financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion.  Their report is presented with the consolidated financial statements.

The Board of Directors (the “Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls.  The Board exercises this responsibility primarily through the Audit Committee.  This committee, which is comprised of non-management directors, meets quarterly with management and the independent auditors to satisfy itself that management responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board for approval.  The consolidated financial statements have been approved by the Board for release to the shareholders on the recommendation of the Audit Committee.

“John W.A. McDonald”

“Randy L. Denecky”

John W.A. McDonald

Randy L. Denecky, C.A.

President and Chief Executive Officer

Vice President, Finance and

Chief Financial Officer

March 22, 2006

Report of Independent Auditors

To the Shareholders of

Canada Southern Petroleum Ltd.

We have audited the consolidated balance sheets of Canada Southern Petroleum Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Canada

”Ernst and Young LLP”

March 22, 2006

Ernst and Young LLP

Chartered Accountants

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

		As at December 31,
	Note	2005	2004

Assets

Current assets
Cash and cash equivalents	2	$ 23,704,819	$ 39,353,717
Accounts receivable		3,058,252	2,495,678
Other assets		976,632	370,011
		27,739,703	42,219,406

Oil and gas properties and equipment	3	34,059,467	17,570,085

Total assets		$ 61,799,170	$ 59,789,491

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable		$ 1,915,808	$ 3,627,644
Accrued liabilities		1,366,467	2,810,263
Income taxes payable	4	-	1,016,419
		3,282,275	7,454,326

Future income tax liability	5	3,739,864	2,569,864
Asset retirement obligations	6	3,141,115	2,675,743
		10,163,254	12,699,933

Commitments	7

Shareholders’ equity
Share capital	8	15,152,207	14,417,770
Contributed surplus	8	29,267,655	29,014,151
Retained earnings		7,216,054	3,657,637
		51,635,916	47,089,558

Total liabilities and shareholders’ equity		$ 61,799,170	$ 59,789,491

See accompanying notes.

Signed on behalf of the Board

”Richard C. McGinity”

”Raymond P. Cej”

Richard C. McGinity

Raymond P. Cej

Director

Director

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND RETAINED EARNINGS

(in Canadian dollars)

		Years ended December 31,
	Note	2005	2004

Revenues
Petroleum and natural gas sales	9	$ 20,371,244	$ 11,513,062
Royalties	9	(2,806,489)	(1,600,117)
Carried interest		67,419	3,380,781
		17,632,174	13,293,726
Interest and other income		778,537	1,234,898
		18,410,711	14,528,624

Expenses
Lease operating costs	9	1,868,172	1,547,908
Transportation		2,192,087	700,605
General and administrative		2,930,675	3,340,864
Depletion and depreciation		6,995,000	3,357,000
Asset retirement obligations accretion		256,000	240,000
Stock-based compensation		511,449	836,700
Foreign exchange losses		106,625	96,281
		14,860,008	10,119,358
Income before income taxes		3,550,703	4,409,266

Income tax recovery (expense)	5	7,714	(1,130,000)
Net income		3,558,417	3,279,266

Retained earnings – beginning of year		3,657,637	378,371
Retained earnings – end of year		$ 7,216,054	$ 3,657,637

Net income per share:	8
Basic		$ 0.25	$ 0.23
Diluted		$ 0.25	$ 0.23

Average number of shares outstanding:
Basic		14,453,145	14,417,770
Diluted		14,488,465	14,435,234

See accompanying notes.

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

		Years ended December 31,
	Note	2005	2004

Cash flow from operating activities:
Net income		$ 3,558,417	$ 3,279,266
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depletion and depreciation		6,995,000	3,357,000
Asset retirement obligations accretion		256,000	240,000
Asset retirement expenditures		(7,670)	(1,243)
Stock-based compensation		511,449	836,700
Future income tax expense		1,170,000	348,000
Funds from operations		12,483,196	8,059,723

Change in non-cash working capital	11	(1,749,255)	(8,676,831)
		10,733,941	(617,108)

Cash flow used in investing activities:
Additions to oil and gas properties and equipment		(23,267,340)	(11,506,182)
Change in non-cash working capital	11	(3,591,991)	2,394,621
		(26,859,331)	(9,111,561)

Cash flow from financing activities:
Exercise of stock options	8	476,492	-
		476,492	-

Decrease in cash and cash equivalents		(15,648,898)	(9,728,669)

Cash and cash equivalents - beginning of year		39,353,717	49,082,386
Cash and cash equivalents - end of year	2	$ 23,704,819	$ 39,353,717

See accompanying notes.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005 and 2004

(in Canadian dollars)

1.

Summary of significant accounting policies

Canada Southern Petroleum Ltd. (“Canada Southern” or the “Company”) was incorporated under the Companies Act (Canada) in 1954.  It was continued under the Nova Scotia Companies Act in 1980 and continued under the Business Corporations Act (Alberta) on March 2, 2005.  The Corporation’s head office and principal place of business is Suite 250, 706 - 7th Avenue S.W., Calgary, AB T2P 0Z1.

Canada Southern is engaged in the exploration for and development of properties containing or believed to contain recoverable natural gas and oil reserves and the sale of natural gas and oil from these properties.  The Company’s interests in exploratory ventures are on properties located in Alberta, British Columbia, Saskatchewan, the Northwest Territories, the Yukon, and the Arctic Islands in Canada.  The Company’s principal asset is its 30.67% working interest in the Kotaneelee field, a producing natural gas field in the Yukon Territory.  The Company also has interests in producing properties in British Columbia.

Accounting principles

The Company prepares its accounts in Canadian dollars in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with U.S. generally accepted accounting principles (“U.S. GAAP”) except as disclosed in Note 12.

Consolidation

The consolidated financial statements include the accounts of Canada Southern and its wholly owned subsidiaries, Canpet Inc. and C.S. Petroleum Limited.  All intercompany transactions are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Specifically, estimates were utilized in calculating depletion, depreciation and accretion, ceiling test values, asset retirement obligations, and the fair value of stock options.  Actual results could differ from those estimates and the differences could be material.

Oil and gas properties and equipment

Canada Southern follows the full cost method of accounting for oil and gas properties, whereby all costs associated with the exploration for and the development of oil and gas reserves are capitalized.  Such costs include land acquisition, drilling, geological, geophysical and overhead expenses.

Gains or losses are not recognized upon disposition of oil and gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion and depreciation

Depletion is provided on all costs accumulated in producing cost centers, with the exception of major development projects and unproved properties and mineral rights, using the unit of production method.  For purposes of the depletion calculation, the Company’s gross (before royalties) proved oil and gas reserves as determined by the independent reserves evaluator appointed by the Board of Directors are converted to a common unit of measure at the relative energy content of six thousand cubic feet of natural gas to one barrel of oil.  Depreciation has been computed for equipment, other than production equipment, on the straight-line method based on estimated useful lives of four to ten years.

Canada Southern does not deplete costs associated with major development projects until such time that the project is completed.

Canada Southern periodically reviews the costs associated with unproved properties and mineral rights to determine whether they are likely to be recovered.  When such costs are not likely to be recovered, such costs are transferred to the depletable pool of oil and gas costs.

The net carrying cost of Canada Southern’s oil and gas properties in producing cost centers is limited to an estimated recoverable amount (the “ceiling test”) in accordance with Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 16.  As permitted under the standard, Canada Southern tests impairment against undiscounted future net revenues from proven reserves using expected future product prices and costs.  Impairment is recognized when the carrying amount is greater than the undiscounted future net revenues, at which time assets are written down to the fair value of proved and probable reserves plus the cost of unproved properties, net of impairment allowances.  Fair value is determined using expected future product prices and costs, and amounts are discounted using a risk free interest rate.  For U.S. GAAP purposes, future net revenues are discounted and year-end prices are used.

Joint interests

Substantially all of Canada Southern’s exploration and development activities related to oil and gas are conducted jointly with others and accordingly the consolidated financial statements reflect only Canada Southern’s proportionate ownership interest in such activities.

Revenue recognition

Canada Southern recognizes revenue on its working and royalty interest properties from the production of oil and gas in the period the oil and gas volumes are sold.

Prior to May 1, 2004, the Company’s major asset consisted of a carried interest in the Kotaneelee field.  On May 1, 2004, Canada Southern converted this interest from a carried to a working interest position.  Revenue under carried interest agreements is recorded in the period when the net proceeds become receivable, measurable and collection is reasonably assured.  Under the carried interest agreements, Canada Southern receives oil and gas revenues net of operating and capital costs incurred by the working interest participants.  The time the net revenues become receivable and collection is reasonably assured depends on the terms and conditions of the relevant agreements and the practices followed by the operator.  As a result, net carried interest revenues may lag the production month by one or more months.

Net income per share

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the period.  Diluted per share information is calculated using the treasury stock method which assumes that any proceeds received by the Company upon the exercise of in-the-money stock options, plus unamortized stock compensation costs, would be used to buy back common shares at the average market price for the period.

Asset retirement obligation

The Company follows the CICA standard for accounting for asset retirement obligations. This standard requires that the fair value of the legal obligation associated with the retirement and reclamation of tangible long-lived assets be recorded when the obligation is incurred, with a corresponding increase to the carrying amount of the related assets. This corresponding increase to capitalized costs is amortized to earnings on a basis consistent with depletion of the underlying assets. Subsequent changes in the estimated fair value of the asset retirement obligations are capitalized and amortized over the remaining useful life of the underlying asset.  The asset retirement obligation liabilities are carried on the consolidated balance sheet at their discounted present value and are accreted over time for the change in their present value.

Future income taxes

Canada Southern follows the liability method of accounting for income taxes. Under this method, Canada Southern records income taxes to give effect to temporary differences between the carrying amounts and the tax bases of assets and liabilities.  Future income taxes are recorded at the substantively enacted income tax rates that are expected to apply when the future tax liability is settled or the future tax asset is realized.  Income tax expense is the current tax payable for the period and the change during the period in future income tax assets and liabilities.

Foreign currency translation

Transactions settled in U.S. dollars have been translated at the rate of exchange in effect at the time of settlement.  Monetary assets and liabilities in U.S. dollars have been translated at the year end exchange rates.  Exchange gains or losses resulting from these adjustments are included in costs and expenses.

Financial instruments

The carrying value for cash equivalents, accounts receivable and accounts payable approximates their fair value based on anticipated cash flows and current market conditions.

The Company has not entered into any contracts which reduce its exposure to fluctuations in the price of natural gas or crude oil.

Stock-based compensation

Canada Southern has stock-based compensation plans.  Stock options are issued at the fair market value of the shares on the date of the grant.  As Canada Southern follows the fair value method in accounting for its stock options issued, compensation cost attributable to stock options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus.  Upon the exercise of the stock options, consideration paid, together with the associated amount previously recognized in contributed surplus, is recorded as an increase to total capital.

Comparative figures

Certain figures presented for comparative purposes have been reclassified to conform to the current year’s financial statement presentation.

2.

Cash and cash equivalents

Canada Southern considers all highly liquid short-term investments with maturities of three months or less at date of acquisition to be cash equivalents.  Cash equivalents are carried at cost, which approximates market value due to their short term nature.

	As at December 31,
	2005	2004
Cash	$ 213,806	$ 219,353
Canadian marketable securities (yield: 2005 – 3.3%; 2004 - 2.5%)	20,818,947	38,173,069
U.S. marketable securities (yield: 2005 – 4.3%; 2004 – 2.4%)	2,672,066	961,295
Total	$ 23,704,819	$ 39,353,717

3.

Oil and gas properties and equipment

The following tables provide the detail of oil and gas properties and equipment at December 31, 2005 and 2004:

	Cost	Accumulated Depletion and Depreciation	Value

Balance, December 31, 2005
Oil and gas properties	$ 60,290,155	$ 26,356,767	$ 33,933,388
Oil and gas properties (U.S.)	1,319,218	1,319,218	-
	61,609,373	27,675,985	33,933,388
Office equipment	266,430	140,351	126,079
	$ 61,875,803	$ 27,816,336	$ 34,059,467

Balance, December 31, 2004
Oil and gas properties	$ 36,881,033	$ 19,385,766	$ 17,495,267
Oil and gas properties (U.S.)	1,319,218	1,319,218	-
	38,200,251	20,704,984	17,495,267
Office equipment	191,170	116,352	74,818
	$ 38,391,421	$ 20,821,336	$ 17,570,085

The following table provides the commodity price assumptions used in determining the ceiling test valuation:

Year	Exchange Rate ($US/$CAD)	Oil WTI ($US/bbl)	Gas AECO ($CAD/mmbtu)	Gas B.C. Spot Plant gate ($CAD/mmbtu)
2006	0.85	57.00	10.60	10.40
2007	0.85	55.00	9.25	9.00
2008	0.85	51.00	8.00	7.65
2009	0.85	48.00	7.50	7.15
2010	0.85	46.50	7.20	6.85
2011 – 2016(1)	0.85	46.54	7.17	6.80
Remainder	0.85	+2.0%/yr	+2.0%/yr	+2.0%/yr

(1)

Prices represent the average for the period noted.

As at December 31, 2005, there were $2,908,201 (2004 – $956,645) of capital assets relating to unproved properties which have been excluded from the depletion calculation.  At December 31, 2004, there were also $5,983,275 of capital costs relating to the drilling of a well at Kotaneelee excluded from the depletion calculation as the well was classified as a “major development project”, the results of which were not known at the time of preparation of the 2004 financial statements.

During 2005 and 2004, no indirect general and administrative expenses were capitalized.

4.

Income taxes payable

	As at December 31,
	2005	2004
Current income tax expense	$ -	$ 782,000
Current income tax installments paid during the year	-	(200,000)
Adjustments from previous years	-	38,477
Other	-	395,942
	$ -	$ 1,016,419

5.

Income taxes

Income taxes vary from the amounts that would be computed by applying the statutory Canadian federal and provincial income tax rates as follows:

	Years ended December 31,
	2005	2004
Income before income taxes	3,550,703	4,409,266
Combined basic Canadian federal and provincial income tax rate	38.83%	40.11%

Expected income tax expense	$ 1,378,687	$ 1,768,431
Rate reduction	(287,496)	(999,421)
Non-deductible Crown charges	579,709	377,408
Non-deductible foreign exchange loss	-	38,645
Resource allowance	(702,525)	(348,922)
Stock-based compensation	198,588	335,577
Other	3,037	(41,718)
Future income tax expense	$ 1,170,000	$ 1,130,000

Future income tax expense	$ 1,170,000	$ 348,000
Current income tax expense (recovery)	(1,177,714)	782,000
Total	$ (7,714)	$ 1,130,000

In 2003, the tax returns for the taxation years of 1994 to 2002 inclusive were re-filed.  In 2005, the Notice of Reassessment was received and a one-time recovery of current income tax was recorded.

At December 31, 2005, Canada Southern had the following oil and gas income tax deductions available to reduce future taxable income, subject to a final determination by taxation authorities:

Canada
Drilling, exploration and lease acquisition costs	$ 16,000,000
Undepreciated capital costs	3,960,000
Cumulative eligible capital	170,000
United States
Net operating losses	U.S. $ 42,000

Canada Southern has a future income tax liability which primarily represents the excess of the recorded value of oil and gas properties over the available resource deductions for income tax purposes:

	As at December 31,
	2005	2004

Tax value of assets less than carrying value	$ 4,861,537	$ 3,366,645
Asset retirement obligations	(1,087,781)	(955,719)
Other	(33,892)	68,071
Future income tax liabilities	3,739,864	2,478,997
Valuation allowance	-	90,867
Net future income tax liability	$ 3,739,864	$ 2,569,864

6.

Asset retirement obligations

	As at December 31,
	2005	2004

Balance – beginning of year	$ 2,675,743	$ 2,436,986
Liabilities incurred, net of dispositions	420,042	-
Accretion	256,000	240,000
Changes in estimate	(203,000)	-
Asset retirement expenditures	(7,670)	(1,243)
Balance – end of year	$ 3,141,115	$ 2,675,743

The total undiscounted amount of the cash flows required to settle the Company’s asset retirement obligations are estimated to be $4.5 million.

The estimated asset retirement obligations are based upon the Company’s net ownership interest in each well and facility, estimated costs to abandon and reclaim those wells and facilities, and the anticipated timing of such expenditures.

The estimated cash flows have been discounted using credit-adjusted risk-free interest rates ranging from 5.5% to 11%.  These payments are expected to be incurred between the years 2007 and 2024.

7.

Commitments and contingencies

Operating lease commitment

At December 31, 2005, the future minimum rental payments and estimated operating costs applicable to Canada Southern’s non-cancelable operating (office) lease totaled $152,134, consisting of $91,281 in 2006 and $60,852 in 2007.

8.

Share capital

Authorized

Unlimited common shares

Unlimited first preferred shares

Unlimited second preferred shares

Issued

Common shares	Number of Shares	Share Capital	Contributed Surplus
Outstanding at December 31, 2003	14,417,770	$ 14,417,770	$ 28,177,451
Stock-based compensation	-	-	836,700
Outstanding at December 31, 2004	14,417,770	14,417,770	29,014,151
Stock-based compensation	-	-	511,449
Issued on exercise of options	78,395	476,492	-
Transfer from contributed surplus on exercise of options	-	257,945	(257,945)
Outstanding at December 31, 2005	14,496,165	$ 15,152,207	$ 29,267,655

The shares outstanding throughout 2004 and up until March 2, 2005 were limited voting shares with $1.00 par value per share.  Pursuant to special shareholders meetings held in 2004, Canada Southern received final approval of the continuance of the Company from Nova Scotia to Alberta on March 2, 2005.  As a result, the outstanding limited voting shares became common shares on a 1 for 1 basis.  Also pursuant to the continuance, Canada Southern is authorized to issue two series of preferred shares.

Stock options

Under the terms of Canada Southern’s 1985, 1992 and 1998 stock option plans, Canada Southern is authorized to grant options to purchase common shares at prices based on the market price of the shares as determined on the date of the grant.  The options are normally issued for a period of five years from the date of grant.  Vesting provisions vary for each grant and are determined at the date of grant.

A summary of stock option transactions for the two years ended December 31, 2005 is as follows:

	December 31, 2005		December 31, 2004
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	550,000	$ 6.87	597,700	$ 7.02
Granted	110,000	7.28	325,000	6.74
Expired	-	-	(372,700)	6.94
Forfeited	(25,000)	6.92	-	-
Exercised	(78,395)	6.08	-	-
Outstanding at end of year	556,605	$ 7.06	550,000	$ 6.87
Exercisable at end of year	378,270	$ 7.09	341,665	$ 6.86

As at December 31, 2005, there were 262,834 common shares reserved for future issuance under the stock option plans.

The following table summarizes information about stock options outstanding at December 31, 2005:

Ranges of Exercise Prices	Number Outstanding	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price
$ 5.50 to 5.99	45,000	3.7	$ 5.94	45,000	$ 5.94
$ 6.00 to 6.49	100,000	3.3	6.21	50,000	6.21
$ 6.50 to 6.99	201,605	2.6	6.76	126,605	6.85
$ 7.53	100,000	1.0	7.53	100,000	7.53
$ 8.17	50,000	4.5	8.17	16,667	8.17
$ 8.64	60,000	4.0	8.64	39,998	8.64
$ 5.50 to 8.64	556,605	2.9	$ 7.06	378,270	$ 7.09

The fair value for stock options granted was estimated at the date of grant using a Black-Scholes option pricing model.  Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. A summary of the weighted average assumptions used and the resulting values for grants is as follows:

	Years ended December 31,
	2005	2004
Assumptions:
Dividend yield	0%	0%
Risk-free interest rate	3.37%	3.68%
Expected life	5 years	5 years
Expected volatility	61.0%	59.6%
Results:
Weighted average fair value of options granted	$ 3.95	$ 3.64

The following table outlines the calculation of basic and diluted net income per share using the treasury stock method:

	Years ended December 31,
	2005	2004

Net income	$ 3,558,417	$ 3,279,266

Weighted average common shares outstanding	14,453,145	14,417,770
Effect of dilutive stock options	35,320	17,464
	14,488,465	14,435,234

Basic earnings per share	$ 0.25	$ 0.23
Diluted earnings per share	$ 0.25	$ 0.23

9.

Kotaneelee revenue recognition

Effective May 1, 2004, Canada Southern converted its 30.67% carried interest in the Kotaneelee field to an equivalent working interest.  Previously, Kotaneelee carried interest results had been reported with a one month lag.  Canada Southern now obtains more timely access to revenue and operating cost information for the field.  Consequently the 2004 results from operations reflect thirteen months of operating activity for the Kotaneelee field.  This recognition of thirteen months of net revenue is a one time event. The effect on the financial statements of the additional month of net revenue is as follows:

Year ended December 31, 2004
Revenues	$ 622,081
Royalties	(81,331)
540,750
Lease operating costs	(69,074)
Net field cash flow	$ 471,676

10.

Related party transactions

Mr. Timothy L. Largay was a director of Canada Southern until June 15, 2004.  Mr. Largay is also a partner in the law firm Murtha Cullina LLP, which acts as the Company’s U.S. securities counsel.  During 2004, Murtha Cullina LLP was paid fees of $268,793 for legal services.

11.

Supplemental disclosure of cash flow information

Changes in non-cash working capital were as follows:

	Years ended December 31,
	2005	2004
Decrease (increase) in non-cash working capital
Accounts receivable	$ (562,574)	$ 642,787
Other assets	(606,621)	30,632
Accounts payable	(1,711,836)	679,881
Accrued liabilities	(1,443,796)	1,100,374
Income taxes payable	(1,016,419)	(8,735,884)
Net change in non-cash working capital	$ (5,341,246)	$ (6,282,211)
Relating to:
Operating activities	$ (1,749,255)	$ (8,676,831)
Investing activities	(3,591,991)	2,394,621
	$ (5,341,246)	$ (6,282,210)

Other cash flow information:

	Years ended December 31,
	2005	2004
Cash interest paid	$ 4,172	$ 214
Cash taxes paid	$ 325,000	$ 9,943,300

12.

U. S. GAAP differences

In 2005 and 2004 there were no Canadian/U.S. GAAP differences impacting the Company’s net income or net income per share.  The following table reconciles other comprehensive income:

	Years ended December 31,
	2005	2004

Net income – Canadian GAAP and U.S. GAAP	$ 3,558,417	$ 3,279,266
Change in value of available for sale securities – net of tax (a)	(23,760)	3,874
Other comprehensive income	$ 3,534,657	$ 3,283,140

The balance sheet information for the Canadian and U.S. GAAP differences is summarized in the table below:

	December 31, 2005		December 31, 2004
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Current assets (a)	$ 27,739,703	27,797,177	$ 42,219,406	$ 42,307,342
Oil and gas properties and equipment	34,059,467	34,059,467	17,570,085	17,570,085
	$ 61,799,170	$ 61,856,644	$ 59,789,491	$ 59,877,427

Current liabilities	$ 3,282,275	$ 3,282,275	$ 7,454,326	$ 7,454,326
Future income tax liability (a)	3,739,864	3,733,162	2,569,864	2,570,957
Asset retirement obligations	3,141,115	3,141,115	2,675,743	2,675,743
Share capital and contributed surplus	44,419,862	44,419,862	43,431,921	45,217,294
Retained earnings	7,216,054	7,216,054	3,657,637	1,872,264
Accumulated other comprehensive income (a)	-	64,176	-	86,843
	$ 61,799,170	$ 61,856,644	$ 59,789,491	$ 59,877,427

(a)

Other comprehensive income

Classifications within other comprehensive income relate to unrealized gains on certain investments in equity securities.  During 1998, the Company wrote down the value of its interest in the Tapia Canyon, California heavy oil project to a nominal value.  During August 1999, the project was sold and the Company received shares of stock in the purchaser. The purchaser has become a public company (Sefton Resources, Inc), which is listed on the London Stock Exchange (trading symbol “SER”).  At December 31, 2005, the Company owned approximately 0.6% (2004 – 0.6%) of Sefton Resources, Inc. (“Sefton”) with a fair market value of $57,474 (December 31, 2004 - $87,936) and a carrying value of $1.00.

Under U.S. GAAP, the Sefton shares would be classified as available-for-sale securities and recorded at fair value at December 31, 2005.  This would result in other comprehensive income for the years ended December 31, 2005 and 2004.  In addition, the balance sheet would reflect Marketable Securities in the amount of $57,474 (December 31, 2004 - $87,936) with a corresponding credit of $64,176 (December 31, 2004 - $86,843) to Shareholders’ Equity – Accumulated other comprehensive income.  The difference is an adjustment to Future Income Tax Liability of $6,702 (December 31, 2004 – ($1,093)).

Corporate Information

Directors
Richard C. McGinity (1) (2) (4) School Street Capital Group Crowheart, Wyoming
Donald E. Foulkes (1) (2) (3) (4) AltaCanada Energy Corp. Calgary, Alberta
Myron F. Kanik (1) (2) (3) (4) Kanik & Associates Ltd. Calgary, Alberta
Raymond P. Cej (1) (2) (3) (4) BA Energy Inc. Calgary, Alberta
John W.A. McDonald Canada Southern Petroleum Ltd. Calgary, Alberta

(1) Member of the Audit Committee
(2) Member of the Corporate Governance and Nominating Committee
(3) Member of the Operations Committee
(4) Member of the Compensation Committee
Officers
John W.A. McDonald President & Chief Executive Officer
Randy L. Denecky Vice President Finance & Chief Financial Officer
Patrick C. Finnerty Corporate Secretary

Head Office
250, 706 – 7th Avenue SW Calgary, AB T2P 0Z1 Tel: (403) 269-7741 Fax: (403) 261-5667 Email: info@cansopet.com
Website
www.cansopet.com
Auditors
Ernst & Young LLP Suite 1000, Ernst & Young Tower 440 – 2nd Avenue SW Calgary, AB T2P 5E9 www.ey.ca
Legal Counsel
Canada Blake, Cassels & Graydon LLP Suite 3500, East Tower, Bankers Hall 855 – 2nd Street SW Calgary, AB T2P 4J8
United States Murtha Cullina LLP 29th Floor, City Place I 185 Asylum Street Hartford, CT 06103-3469
Evaluation Engineers
GLJ Petroleum Consultants Ltd. 4100, 400 – 3rd Avenue SW Calgary, AB T2P 4H2
Stock Transfer Agent
American Stock Transfer & Trust 59 Maiden Lane New York, NY 10038 Tel: (800) 937-5449
Stock Exchange Listings
NASDAQ: CSPLF The Toronto Stock Exchange: CSW

Abbreviations
bbl	barrels
bbl/d	barrels per day
mbbl	1,000 barrels
boe	barrels of oil equivalent (6:1)
boe/d	barrels of oil equivalent per day (6:1)
mboe	1,000 Barrels of oil equivalent (6:1)
mcf	1,000 cubic feet
mcf/d	1,000 cubic feet per day
mmcf	1,000,000 cubic feet
mmcf/d	1,000,000 cubic feet per day
bcf	billion cubic feet
NGL	natural gas liquids

Canada Southern Petroleum Ltd.   |   1